The information in this preliminary pricing supplement is not complete and may be changed. A registration statement relating to the securities has been filed with the Securities and Exchange Commission. This preliminary pricing supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale of securities is not permitted.

Subject to Completion, dated March 17, 2014 Preliminary Pricing Supplement No. 53 (To Prospectus Supplement dated June 7, 2013 and Prospectus dated June 7, 2013)	Filed Pursuant to Rule 424(b)(5) Registration Nos. 333-189150 and 333-189150-01 March , 2014

US$
Lloyds Bank plc
fully and unconditionally guaranteed by
Lloyds Banking Group plc
Senior Floating Rate Notes Linked to the 30-Year Constant Maturity Swap Rate due March 27, 2024
Medium-Term Notes, Series A
As further described below, interest will accrue and be payable on the notes quarterly, in arrears, at a variable per annum rate equal to 75% to 78% of the 30-Year Constant Maturity Swap Rate, subject to the Minimum Interest Rate of 2.00% per annum.  All payments are subject to the credit risk of Lloyds Bank and Lloyds Banking Group.  If Lloyds Bank and Lloyds Banking Group were to default on their respective payment obligations, you could lose some or all of your investment.
Key Terms:
Notes:	Senior Floating Rate Notes Linked to the 30-Year Constant Maturity Swap Rate due March 27, 2024, Medium-Term Notes, Series A (each a “Note” and collectively, “the Notes”)	Issuer:	Lloyds Bank plc
		Guarantor:	Lloyds Banking Group plc
		Aggregate Principal Amount:	US$
Trade Date:	Expected to be March 24, 2014	Issue Price:	At variable prices
Issue Date:	March 27, 2014	Denominations:	Minimum denominations of US$1,000 and multiples of US$1,000 thereafter.
Maturity Date:	March 27, 2024
Business Day:	New York and London, following	CUSIP:	5394E8CJ6
Day-Count Convention:	30/360	ISIN:	US5394E8CJ65
Ranking:
The Notes will constitute our direct, unconditional, unsecured and unsubordinated obligations ranking pari passu, without any preference among themselves, with all our other outstanding unsecured and unsubordinated obligations, present and future, except such obligations as are preferred by operation of law.

Guarantee:
The Notes are fully and unconditionally guaranteed by the Guarantor. The Guarantee will constitute the Guarantor’s direct, unconditional, unsecured and unsubordinated obligations ranking pari passu with all of the Guarantor’s other outstanding unsecured and unsubordinated obligations, present and future, except such obligations as are preferred by operation of law.

Payment at Maturity:
100% repayment of principal, plus any accrued and unpaid interest, at maturity. Repayment of principal at maturity and all payments of interest are subject to the creditworthiness of Lloyds Bank plc, as the Issuer, and Lloyds Banking Group plc, as the Guarantor of the Issuer’s obligations under the Notes.

Interest Rate:	For each Interest Period (as defined below), the per annum interest rate will be equal to the Reference Rate times the Multiplier, subject to the Minimum Interest Rate.
Reference Rate:	The Constant Maturity Swap Rate with a maturity of 30 years (“CMS30”) determined pursuant to the provisions set forth under “Determination of CMS30” and “Unavailability of CMS30” below.
Multiplier:	75.00% to 78.00%. The actual Multiplier will be determined on the Trade Date.
Minimum Interest Rate:	2.00% per annum
Interest Payment Dates:
Quarterly, payable in arrears on the 27th day of each March, June, September and December, commencing on (and including) June 27th and ending on the Maturity Date.  If any Interest Payment Date is not a Business Day, interest will be paid on the following Business Day, and interest on that payment will not accrue during the period from and after the originally scheduled Interest Payment Date.

Listing:	The Notes will not be listed or displayed on any securities exchange or quotation system.
Trustee and Paying Agent:	The Bank of New York Mellon, acting through its London Branch
Selling Agent:	Barclays Capital Inc. (the “Selling Agent”)
Calculation Agent:	Barclays Bank PLC
(Key Terms continued on following page)
Investing in the Notes involves significant risks. See “Risk Factors” beginning on page S-2 of the prospectus supplement and “Risk Factors” beginning on page PS-3 below.
The Issuer’s estimated value of the Notes is expected to be approximately $965.00, but will not be lower than $940.00, per $1,000 principal amount of Notes, on the Trade Date.  The Estimated Value of the Notes is less than the Issue Price.  Please see “Issuer’s Estimated Value of the Notes” on page PS-1 below and “Risk Factors” beginning on page PS-3 below.
The Notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.
None of the Securities and Exchange Commission, any state securities commission or any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.
	Price to Public (1) (2)	Selling Agent’s Commission (3)	Proceeds to Lloyds Bank plc
Per Note	At variable prices
Total	At variable prices
(1)
The Notes will be offered from time to time in one or more negotiated transactions at varying prices to be determined at the time of each sale, which may be at prevailing market prices, at prices related to such prevailing prices or at negotiated prices; provided, however, that such price will not be less than $985 per $1,000 principal amount of the Notes or more than $1,000 per $1,000 principal amount of the Notes. See “Risk Factors— The price you pay for the Notes may be higher than the prices paid by other investors” on page PS-3 of this pricing supplement.

(2)
The proceeds you might expect to receive if you were able to resell the Notes on the Issue Date are expected to be less than the Issue Price of the Notes. This is because the Issue Price of the Notes includes the Selling Agent’s commission set forth above and also reflects certain hedging costs associated with the Notes. For additional information, see “Risk Factors — The Issuer’s estimated value of the Notes on the Trade Date is expected to be  less than the Issue Price of the Notes” on page PS-4 of this pricing supplement and “Supplemental Plan of Distribution” beginning on page PS-11 of this pricing supplement.

(3)
The Selling Agent will receive commissions from the Issuer of up to $       per $1,000 principal amount of the Notes, or up to $        of the aggregate principal amount of the Notes, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. In no event will the commissions received by the Selling Agent, which include selling concessions or fees to other dealers, exceed $15 per $1,000 principal amount of the Notes. See “Supplemental Plan of Distribution” beginning on page PS-11 of this pricing supplement.

March    , 2014

(Key Terms continued from previous page)
Interest Periods:
The first Interest Period will begin on, and will include, the Issue Date and end on, but exclude, the first Interest Payment Date.  Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the preceding Interest Period and end on, but exclude, the next following Interest Payment Date.  The final Interest Period will end on, but exclude, the Maturity Date.

Interest Reset Dates:	For each Interest Period commencing on or after the Issue Date, the first day of such Interest Period
Interest Determination Dates:	The second U.S. Government Securities Business Day prior to the relevant Interest Reset Date
U.S. Government Securities Business Day:
Any day other than a Saturday, Sunday, or a day on which the Securities Industry and Financial Markets Association (or any successor thereto) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Day Count Basis:	Interest payable with respect to an Interest Period will be computed on the basis of a 360-day year of twelve 30-day months.
Payment Determination:
The Paying Agent will calculate the amount you will be entitled to receive on each Interest Payment Date and at maturity. For each Interest Determination Date, the Calculation Agent will cause to be communicated to us, the Trustee and the Paying Agent, the relevant Reference Rate. The Paying Agent will calculate the amount you will be entitled to receive on each Interest Payment Date and at maturity using the Reference Rate as so provided.

CMS30:
The interest rate on the Notes is determined with reference to the 30-Year Constant Maturity Swap Rate (”CMS30”), which is the “constant maturity swap rate” that measures the fixed rate of interest payable on a hypothetical fixed-for-floating U.S. dollar interest rate swap transaction with a maturity of thirty years.  In such a hypothetical swap transaction, the fixed rate of interest, payable semi-annually on the basis of a 360-day year consisting of twelve 30-day months, is exchangeable for a floating 3-month LIBOR-based payment stream that is payable quarterly on the basis of the actual number of days elapsed during a quarterly period in a 360-day year.  “LIBOR” is the London Interbank Offered Rate, and is the rate of interest at which banks borrow funds from each other in the London interbank market.  3-Month LIBOR is the rate of interest which banks in London charge each other for loans for a period of three months.  CMS30 is one of the market-accepted indicators of longer-term interest rates.

Determination of CMS30:
CMS30 with respect to any Interest Determination Date will be determined by reference to Reuters ISDAFIX1 page (the “ISDAFIX1 Page”) as of 11:00 a.m., New York City time, on such Interest Determination Date, subject to the provisions set forth under “Unavailability of CMS30” below.

Unavailability of CMS30:
If CMS30 does not appear on the ISDAFIX1 Page (or any successor page) on any Interest Determination Date, then (i) CMS30 will be a percentage determined on the basis of the mid-market, semi-annual swap rate quotations provided by five leading swap dealers in the New York City interbank market at approximately 11:00 a.m., New York City time, on the Interest Determination Date.  For this purpose, the semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. dollar interest rate swap transaction with a term equal to 30 years, commencing on that Interest Determination Date with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an Actual/360 day count basis, is equivalent to the rate displayed on “LIBOR Reuters Page 01” with a maturity of three months.

The Calculation Agent will select the five swap dealers after consultation with us and shall request the principal New York City office of each of those dealers to provide a quotation of its rate. If (i) more than three quotations are provided in respect of the relevant rate, CMS30 for that Interest Determination Date will be the arithmetic mean of the quotations after eliminating the highest and lowest quotations (or, in the case of quotations being equal, eliminating only one of the highest and one of the lowest quotations); (ii) if three quotations are provided, the highest and lowest quotations will be eliminated (or, in the case of quotations being equal, eliminating only one of the highest or one of the lowest quotations) and CMS30 for that Interest Determination Date will be equal to the single remaining quotation; or (iii) if fewer than three leading swap dealers selected by the Calculation Agent are quoting as described above, CMS30 will be determined by the Calculation Agent in good faith and in a commercially reasonable manner.

Tax Redemption:
Upon the occurrence of one or more changes in tax law that would require the Issuer or the Guarantor to pay additional amounts and in other limited circumstances as described under “Description of the Notes and the Guarantees—Redemption for Tax Reasons” in the prospectus supplement and “Description of Debt Securities—Redemption” in the prospectus, the Issuer may redeem all, but not fewer than all, of the Notes prior to maturity.

Settlement and Clearance:	DTC; Book-entry
Specified Currency:	U.S. dollars (also referred to as “US$” or “USD”)
Governing Law:	New York

ISSUER’S ESTIMATED VALUE OF THE NOTES

Our estimated value of the Notes is derived from our pricing and valuation models, using various market inputs and assumptions such as expected levels and volatility of interest rates, levels of price and volatility of any assets underlying the Notes, or any futures, options, or swaps related to such underlying assets, and our internal funding rate, which is determined primarily based on our market-based yield curve, adjusted to account for our funding needs and objectives for the period matching the term of the Notes. Our internal funding rate, which is a theoretical borrowing rate based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity, is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms and our implied borrowing rate derived from the levels at which our conventional debt securities would trade in the secondary market.  The use of our internal funding rate will generally result in the Notes having economic terms that are less favorable to you than if such economic terms were instead based on the levels at which our conventional debt securities trade in the secondary market.  The inclusion of the Selling Agent’s commission and the estimated cost of hedging our obligations under the Notes in the Issue Price of the Notes also results in the Notes having less favorable economic terms than would otherwise be the case.  Our pricing models rely on market information available to us at the time of our calculation, and on certain assumptions about future events, which may prove to be incorrect. Because our pricing models, market inputs, and assumptions may differ from those used by other issuers, and because funding rates used to value similar notes by other issuers may vary materially from the rates used by us (even among issuers with similar creditworthiness), our estimated value may not be comparable to estimated values of similar notes of other issuers.

Our estimated value of the Notes on the Trade Date is expected to be less than the Issue Price of the Notes.  The difference between the Issue Price of the Notes and our estimated value of the Notes results from several factors, including the inclusion in the Issue Price of the Selling Agent’s commissions and the cost of our hedging our obligations under the Notes with a counterparty that is an affiliate of the Selling Agent.  Such hedging cost includes our counterparty’s expected cost of providing such hedge, as well as the projected profit expected to be realized in consideration for structuring the Notes and for assuming the risks inherent in providing such hedge.

Our estimated value of the Notes on the Trade Date will not represent a minimum or maximum at which we or our affiliates, or the Selling Agent or any of its affiliates, might be willing to purchase your Notes in the secondary market at any time. The price at which any party would be willing to purchase the Notes in the secondary market, absent changes in market conditions or our creditworthiness, will generally be lower than the estimated value on the Trade Date, because such price would take into account our secondary market credit spreads as well as the bid-offer spread that such party would be expected to charge.

The Selling Agent has advised us that, absent changes in market conditions, our creditworthiness or other relevant factors, the price, if any, at which the Selling Agent may initially buy or sell the Notes in the secondary market, if any, and the value that the Selling Agent may initially use for customer account statements, if provided at all, may exceed our estimated value on the Trade Date for a temporary period expected to be approximately 12 months after the Issue Date of the Notes, because the Selling Agent may, in its discretion, elect to effectively reimburse to investors a portion of the estimated cost of hedging the obligations under the Notes and other costs in connection with the Notes.  The Selling Agent will make such discretionary election and has determined the temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement the Selling Agent may have with the distributors of the Notes.  The amount of our estimated costs which the Selling Agent may effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and the Selling Agent may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the Notes based on changes in market conditions and other factors that cannot be predicted.

If we decide to sell additional Notes after the Trade Date and prior to the Issue Date, our estimated value of the Notes on any such subsequent Trade Date may vary from the estimated value set forth above, but in no case shall be lower than $940.00, because of changes in prevailing market conditions and other variables we use to derive the estimated value of the Notes.

ABOUT THIS PRICING SUPPLEMENT

Unless otherwise defined herein, terms used in this pricing supplement are defined in the accompanying prospectus supplement or in the accompanying prospectus. As used in this pricing supplement:

•	“we,” “us,” “our,” the “Issuer” and “Lloyds Bank” mean Lloyds Bank plc;

•	“LBG” and “Guarantor” mean Lloyds Banking Group plc;

•
“Notes” refers to the Senior Floating Rate Notes Linked to the 30-Year Constant Maturity Swap Rate due March 27, 2024, Medium-Term Notes, Series A, together with the related Guarantee, unless the context requires otherwise; and

•	“SEC” refers to the Securities and Exchange Commission.

LBG and Lloyds Bank have filed a registration statement (including a prospectus) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read this pricing supplement together with the accompanying prospectus dated June 7, 2013 (the “prospectus”) in that registration statement and other documents, including the more detailed information contained in the accompanying prospectus supplement dated June 7, 2013 (the “prospectus supplement”), that LBG and Lloyds Bank have filed with the SEC for more complete information about Lloyds Bank and LBG and this offering.

This pricing supplement, together with the prospectus supplement and the prospectus, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.

If the information in this pricing supplement differs from the information contained in the prospectus supplement or the prospectus, you should rely on the information in this pricing supplement.

You may access these documents for free by visiting EDGAR on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	the prospectus supplement dated June 7, 2013 and the prospectus dated June 7, 2013 can be accessed at the following hyperlink:

http://www.sec.gov/Archives/edgar/data/1160106/000095010313003583/dp38364_424b2-seriesa.htm

Our Central Index Key, or CIK, on the SEC website is 1167831.

Alternatively, LBG, Lloyds Bank, the Selling Agent, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, prospectus supplement and pricing supplement if you request them by calling your Selling Agent’s sales representative, such dealer or toll free 1-888-227-2275 (Extension 2-3430). A copy of these documents may also be obtained from the Selling Agent by writing to them at 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You should rely only on the information provided or incorporated by reference in this pricing supplement, the prospectus supplement and the prospectus. We have not authorized anyone to provide you with different information, and we take no responsibility for any other information that others may give you. We and the Selling Agent are offering to sell the Notes and seeking offers to buy the Notes only in jurisdictions where it is lawful to do so. This pricing supplement, the prospectus supplement and the prospectus are current only as of their respective dates.

RISK FACTORS

Your investment in the Notes involves significant risks. Your decision to purchase the Notes should be made only after carefully considering the risks of an investment in the Notes, including those discussed below and in the section entitled “Risk Factors” beginning on page S-2 of the prospectus supplement, with your advisers in light of your particular circumstances. The Notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the Notes or financial matters in general. We also urge you to consult with your investment, legal, accounting, tax, and other advisers before you invest in the Notes.

The credit risk of Lloyds Bank and LBG and their credit ratings and credit spreads may adversely affect the value of the Notes.

You are dependent on Lloyds Bank’s ability to pay all amounts due on the Notes, and therefore you are subject to the credit risk of Lloyds Bank and to changes in the market’s view of Lloyds Bank’s creditworthiness. In addition, because the Notes are fully and unconditionally guaranteed by Lloyds Bank’s parent company, LBG, you are also dependent on the credit risk of LBG in the event that Lloyds Bank fails to make any payment or delivery required by the terms of the Notes. If Lloyds Bank and LBG were to default on their respective payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment. The credit ratings of Lloyds Bank and LBG are an assessment by rating agencies of their ability to pay their obligations, including those under the Notes. Any actual or anticipated decline in Lloyds Bank’s and LBG’s credit ratings, or increase in the credit spreads charged by the market for taking credit risk, is likely to adversely affect the value of the Notes. However, because the return on the Notes is dependent upon factors in addition to Lloyds Bank’s and LBG’s credit ratings, an improvement in their credit ratings will not necessarily increase the value of the Notes and will not reduce market risk and other investment risks related to the Notes.

The historical level of CMS30 should not be taken as an indication of the future levels of such rate.

In the past, the level of CMS30 has experienced significant fluctuations. You should note that historical levels, fluctuations and trends of CMS30 are not necessarily indicative of future levels. Any historical upward or downward trend in CMS30 is not an indication that CMS30 is more or less likely to increase or decrease at any time over the term of the Notes. Changes in the level of CMS30 will affect the value of the Notes, but neither we nor you can predict the future performance of CMS30 based on its historical performance. The actual performance of CMS30 over the term of the Notes, as well as the interest payable on each Interest Payment Date, may bear little or no relation to the hypothetical levels of CMS30 or to the hypothetical examples shown in this pricing supplement. Furthermore the historical performance of CMS30 does not reflect the return the Notes would have yielded, because it does not take into account the fact that the interest rate on the notes is based on the product of the level of CMS30 and the Multiplier, which will be 75.00% to 78.00% (the actual Multiplier will be determined on the Trade Date).

The amount of interest payable on your Notes on each Interest Payment Date will not be affected by the level of CMS30 on any day other than the relevant Interest Determination Date.

For each Interest Period, the amount of interest payable on each Interest Payment Date is calculated based on CMS30 on the relevant Interest Determination Date times the Multiplier. Although the actual level of CMS30 on an Interest Payment Date or at other times during an Interest Period may be higher than CMS30 on the relevant Interest Determination Date, you will not benefit from CMS30 at any time other than on the relevant Interest Determination Date for such Interest Period.

The amount of interest payable on the Notes may be less than the return you could earn on other investments with a comparable maturity.

Interest rates may change significantly over the term of the Notes, and it is impossible to predict what interest rates will be at any point in the future. Although the interest rate on the Notes will be calculated with reference to the level of CMS30, the interest rate that will apply during each Interest Period on the Notes may be more or less than other prevailing market interest rates at such time. As a result, the amount of interest you receive on the Notes may be less than the return you could earn on other investments with a comparable maturity.

The Notes will not be listed or displayed on any securities exchange or quotation system, and there may be little or no secondary market for the Notes.

The Notes will not have an established trading market when issued and the Notes will not be listed or displayed on any securities exchange or quotation system; accordingly, there may be little or no secondary market for the Notes and, as such, information regarding independent market pricing for the Notes may be very limited or non-existent. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. We, the Selling Agent and/or its affiliates may purchase and sell the Notes from time to time in the secondary market, but we, the Selling Agent and/or its affiliates are not obligated to do so. If we, the Selling Agent and/or its affiliates make such a market in the Notes, we, the Selling Agent and/or any such affiliate may stop doing so at any time and for any reason without notice. Because other dealers are not likely to make a secondary market for the Notes, the prices at which you may be able to trade your Notes will probably depend on the price, if any, at which we, the Selling Agent and/or its affiliates may be willing to buy the Notes. It is expected that transaction costs in any secondary market would be high and, as a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial. There is no assurance that there will be a secondary market for any of the Notes. Accordingly, you should be willing to hold the Notes until the Maturity Date, and you may incur a loss if you sell the Notes prior to the Maturity Date. In addition, the Selling Agent may, at any time, hold unsold inventory which may inhibit the development of a secondary market for the Notes.

The price you pay for the Notes may be higher than the prices paid by other investors.

The Selling Agent proposes to offer the Notes from time to time for sale to investors in one or more negotiated transactions, or otherwise, at prevailing market prices at the time of sale, at prices related to then-prevailing prices, at negotiated prices, or otherwise. Accordingly, there is a risk that the price you pay for your Notes will be higher than the prices paid by other investors based on the date and time you made your purchase, from whom you purchased the Notes, any related transaction costs, whether you hold your Notes in a brokerage account, a fiduciary or fee-based account or another type of account and other market factors.

The Issuer’s estimated value of the Notes on the Trade Date is less than the Issue Price of the Notes.

Our estimated value of the Notes on the Trade Date is expected to be less than the Issue Price of the Notes.  The difference between the Issue Price of the Notes and our estimated value of the Notes results from several factors, including the inclusion in the Issue Price of the Selling Agent’s commissions and the cost of our hedging our obligations under the Notes with a counterparty that is an affiliate of the Selling Agent.  Such hedging cost includes our counterparty’s expected cost of providing such hedge, as well as the projected profit expected to be realized in consideration for structuring the Notes and for assuming the risks inherent in providing such hedge.

Our estimated value of the Notes is determined by reference to an internal funding rate and our pricing models.   Our internal funding rate, which is a borrowing rate based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity, is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms and our implied borrowing rate derived from the levels at which our conventional debt securities would trade in the secondary market.  The use of our internal funding rate will generally result in the Notes having economic terms that are less favorable to you than if such economic terms were instead based on the levels at which our conventional debt securities trade in the secondary market.  The inclusion of the Selling Agent’s commission and the estimated cost of hedging our obligations under the Notes in the Issue Price of the Notes also results in the Notes having less favorable economic terms than would otherwise be the case.  Our pricing models rely on market information available to us at the time of our calculation, and on certain assumptions about future events, which may prove to be incorrect.  Because our pricing models, market inputs, and assumptions may differ from those used by other issuers, and because funding rates used to value similar notes by other issuers may vary materially from the rates used by us (even among issuers with similar creditworthiness), our estimated value may not be comparable to estimated values of similar notes of other issuers.

Assuming no changes in market conditions and other relevant factors, the price you may receive for your Notes in secondary market transactions would generally be lower than both the Issue Price of the Notes and our estimated value of the Notes on the Trade Date.

While the payments on the Notes is based on the full principal amount of your Notes, our estimated value of the Notes on the Trade Date (as disclosed on the cover of this pricing supplement) is expected to be less than the Issue Price of the Notes. In addition, our estimated value of the Notes on the Trade Date will not represent the price at which any party, including us and our affiliates, and the Selling Agent and its affiliates, would be willing to purchase your Notes in the secondary market, if any, at any time.  Assuming no changes in market conditions, our creditworthiness or other relevant factors, the price, if any, at which any party would be willing to purchase the Notes from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and our estimated value of the Notes on the Trade Date, because the secondary market price would take into account our secondary market credit spreads as well as the bid offer spread that any such party would be expected to charge.

However, the Selling Agent has advised us that, absent changes in market conditions, our creditworthiness or other relevant factors, the price, if any, at which the Selling Agent may initially buy or sell the Notes in the secondary market, if any, and the value that the Selling Agent may initially use for customer account statements, if provided at all, may exceed our estimated value on the Trade Date for a temporary period expected to be approximately 12 months after the Issue Date of the Notes, because the Selling Agent may, in its discretion, elect to effectively reimburse to investors a portion of the estimated cost of hedging the obligations under the Notes and other costs in connection with the Notes.  The Selling Agent will make such discretionary election and has determined the temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement the Selling Agent may have with the distributors of the Notes.  The amount of our estimated costs which the Selling Agent may effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and the Selling Agent may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the Notes based on changes in market conditions and other factors that cannot be predicted.  The value of the Notes prior to maturity and the level of CMS30 will be influenced by many unpredictable factors, and the value of the Notes may be less than the Issue Price.

The value of the Notes prior to maturity and CMS30 will be influenced by many unpredictable factors, and the value of the Notes may be less than the Issue Price.

The value of the Notes may be less than the Issue Price of the Notes. The value of the Notes may be affected by a number of factors that may either offset or magnify each other, including the following:

•	the current and projected levels of CMS30;

•	the volatility (i.e., the frequency and magnitude of changes in the level) of CMS30;

•
the time remaining to maturity of the Notes; in particular, as a result of a “time premium,” the Notes may have a value above that which would be expected based on the level of the interest rates and the level of CMS30 at such time the longer the time remaining to maturity. A “time premium” results from expectations concerning the level of CMS30 during the period prior to maturity of the Notes. As the time remaining to the maturity of the Notes decreases, this time premium will likely decrease and, depending on the level of CMS30 at such time, may adversely affect the value of the Notes;

•	the aggregate amount of the Notes outstanding;

•	the level, direction and volatility of market interest and yield rates generally;

•	geopolitical conditions and economic, financial, political, regulatory, geographical, agricultural, judicial or other events that affect the markets generally;

•	the supply and demand for the Notes in the secondary market, if any; or

•
the actual or perceived creditworthiness of Lloyds Bank, as the Issuer of the Notes, and LBG, as the Guarantor of Lloyds Bank’s obligations under the Notes, including actual or anticipated downgrades in LBG’s or Lloyds Bank’s credit ratings.

Some or all of these factors will influence the price that you will receive if you sell your Notes prior to the Maturity Date in the secondary market, if any. If you sell your Notes before the Maturity Date, the price that you receive may be less, and may be substantially less, than the Issue Price.

There may be potential conflicts of interest between investors in the Notes and us and our affiliates and the Selling Agent and its affiliates.

We and our affiliates and the Selling Agent and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as Calculation Agent and hedging our obligations under the Notes. Trading activities related to interest rate movements, including short-term and long-term interest rate swaps and other instruments that may affect interest rates have been entered into or may be entered into on behalf of us, our affiliates, the Selling Agent, its affiliates or their respective customers that are not for the account of the investors in the Notes or on their behalf. In particular, as described below under “Use of Proceeds; Hedging,” we, the Selling Agent and/or its affiliates may hedge our obligations under the Notes by purchasing securities, futures, options or other derivative instruments with returns linked or related to changes in the level of CMS30, and we may adjust these hedges by, among other things, purchasing or selling securities, futures, options or other derivative instruments at any time. These trading activities may present a conflict between the investors’ interests in the Notes and the interests we, our affiliates and the Selling Agent and its affiliates will have in each of their respective proprietary accounts and in facilitating transactions, including block trades and options and other derivatives transactions, for their respective customers and in accounts under each of their respective management. These trading activities, if they influence the level of CMS30 or any other factor that may affect the amount of interest that may be paid on any Interest Payment Date, could be adverse to your interests as an investor in the Notes. It is possible that we, the Selling Agent and/or its affiliates could receive substantial returns from these hedging activities while the value of the Notes declines.

There may be potential conflicts of interest between investors in the Notes and the Calculation Agent.

As Calculation Agent for your Notes, Barclays Bank PLC, an affiliate of the Selling Agent, will have discretion in making certain determinations that affect your Notes, including determining CMS30 on any Interest Determination Date, which the Paying Agent will use to determine the amount we will pay on each Interest Payment Date. The exercise of this discretion by Barclays Bank PLC could adversely affect the value of your Notes and may present a conflict of interest between the investors’ interests in the Notes and the interests of Barclays Bank PLC. We may change the Calculation Agent at any time without notice to you.

The Notes may not be a suitable investment for you under certain circumstances.

The Notes may not be a suitable investment for you if, among other things:

•	you do not seek an investment linked to CMS30;

•	you anticipate that CMS30 will decrease or that the product of the level of CMS30 and the Multiplier on each Interest Determination Datewill not be sufficient to provide you with your desired return;

•	you are unable to accept the risk that the Notes may pay interest at the Minimum Interest Rate, or interest at a low rate, in respect of any Interest Payment Date;

•	you are unwilling to forgo guaranteed market interest rates for the term of the Notes;

•	you seek assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity; or

•	you are unwilling or are unable to assume the credit risk associated with Lloyds Bank, as the Issuer of the Notes, and LBG, as the Guarantor of the Issuer’s obligations under the Notes.

HYPOTHETICAL INTEREST RATE FOR AN INTEREST PERIOD

The following table illustrates the interest rate determination for an Interest Period for a hypothetical range of performance of CMS30 and reflects the Minimum Interest Rate set forth on the cover of this pricing supplement and the hypothetical Multiplier of 76.50% (the midpoint of the range of 75.00% to 78.00%).   The actual Multiplier will be determined on the Trade Date and set forth in the final pricing supplement. The hypothetical levels of CMS30, the Multiplier, and interest payments set forth in the following examples are for illustrative purposes only.

CMS30		Hypothetical Multiplier		Hypothetical Interest Rate
9.00%	*	76.50%	=	6.885%
8.00%	*	76.50%	=	6.120%
7.00%	*	76.50%	=	5.355%
6.00%	*	76.50%	=	4.590%
5.00%	*	76.50%	=	3.825%
4.00%	*	76.50%	=	3.060%
3.00%	*	76.50%	=	2.295%
2.00%	*	76.50%	=	2.000%*
1.00%	*	76.50%	=	2.000%*
0.00%	*	76.50%	=	2.000%*

*The Interest Rate cannot be less than the Minimum Interest Rate of 2.00% per annum.

Hypothetical Examples of Interest Rate Calculation

Example 1: With respect to a particular Interest Period, CMS30 is 4.00% on the applicable Interest Determination Date. The Interest Rate applicable to such Interest Period is 3.06% per annum calculated as follows:

4.00% * 76.50%= 3.06%

The corresponding interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × 3.06% × (90/360) = $7.65

Example 2: With respect to a particular Interest Period, CMS30 is 2.50% on the applicable Interest Determination Date. Because the CMS30 level of 2.50% multiplied by 76.50% is less than the Minimum Interest Rate of 2.00% per annum, the Interest Rate is the Minimum Interest Rate of 2.00% per annum and the interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × 2.00% × (90/360) = $5.00

HISTORICAL INFORMATION

You should not take the historical levels of CMS30 as an indication of future levels of CMS30. We cannot give you any assurance that future levels of CMS30 will result in your receiving a return on your Notes that is greater than the return you would have received if you would have invested in a debt security of comparable maturity that bears interest at a prevailing market rate. None of us, our affiliates, the Selling Agent and its affiliates makes any representation to you as to CMS30.

The actual levels of CMS30 over the term of the Notes may bear little or no relation to the historical levels of CMS30 shown below.  The level of CMS30 has fluctuated in the past and may experience significant fluctuations in the future. Any historical upward or downward trend in the level of CMS30 during any period shown below is not an indication that the level of CMS30 is more or less likely to increase or decrease at any time over the term of the Notes. Furthermore, the historical performance of CMS30 does not reflect the return the Notes would have yielded, because it does not take into account the fact that the interest rate on the notes is based on the product of the level of CMS30 and the Multiplier, which will be 75.00% to 78.00% (the actual Multiplier will be determined on the Trade Date and set forth in the final pricing supplement).

The following table sets forth the published high and low levels of CMS30, as well as end-of-quarter CMS30 levels, for each quarter from January 1, 2009 through March 14, 2014. The graph following the table sets forth the daily levels of CMS30 from January 1, 2004 through March 14, 2014. We obtained the levels of CMS30 listed in the table below from Bloomberg, without independent verification.

Quarterly High, Low and Period End Levels of CMS30
	High	Low	Period End
2009
First Quarter	3.517	2.643	3.254
Second Quarter	4.616	3.242	4.171
Third Quarter	4.615	3.900	3.914
Fourth Quarter	4.571	3.835	4.564
2010
First Quarter	4.599	4.362	4.535
Second Quarter	4.659	3.717	3.717
Third Quarter	3.858	3.162	3.352
Fourth Quarter	4.368	3.311	4.154
2011
First Quarter	4.542	4.169	4.316
Second Quarter	4.419	3.874	4.103
Third Quarter	4.109	2.613	2.713
Fourth Quarter	3.120	2.566	2.607
2012
First Quarter	3.157	2.620	2.976
Second Quarter	3.087	2.301	2.486
Third Quarter	2.853	2.245	2.554
Fourth Quarter	2.775	2.468	2.740
2013
First Quarter	3.102	2.807	2.984
Second Quarter	3.543	2.776	3.466
Third Quarter	3.903	3.422	3.666
Fourth Quarter	3.910	3.553	3.910
2014
First Quarter (through March 14, 2014)	3.911	3.541	3.541

TAX CONSEQUENCES

You should review carefully the section in the prospectus supplement entitled “U.S. Federal Income Tax Consequences.”  The Notes will be treated as “variable rate debt instruments” for U.S. federal income tax purposes, and we expect them to be treated as issued without original issue discount.  You will be required to include stated interest in income at the time it accrues or is received, in accordance with your method of accounting for U.S. federal income tax purposes, and any gain or loss realized upon the sale, exchange or redemption of the Notes generally will be capital gain or loss.  Interest income earned with respect to the Notes will be foreign-source income.

For a discussion of U.K. tax considerations relating to the Notes, you should refer to the section in the prospectus supplement entitled “Taxation in the United Kingdom.”

You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the Notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

USE OF PROCEEDS; HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the prospectus and to hedge market risks of Lloyds Bank associated with its obligation to pay the applicable interest payments and the payment amount at maturity of the Notes.

We, the Selling Agent and/or its affiliates may hedge our obligations under the Notes by, among other things, purchasing securities, futures, options or other derivative instruments with returns linked or related to changes in the level of CMS30, and we, the Selling Agent and/or its affiliates may adjust these hedges by, among other things, purchasing or selling securities, futures, options or other derivative instruments at any time. Our cost of hedging will include the projected profit that our counterparty expects to realize in consideration for assuming the risks inherent in hedging our obligations under the Notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our counterparty’s control, such hedging may result in a profit that is more or less than expected, or could result in a loss. It is possible that we, the Selling Agent and/or its affiliates could receive substantial returns from these hedging activities while the value of the Notes declines.

We have no obligation to engage in any manner of hedging activity and we will do so solely at our discretion and for our own account. No holder of the Notes will have any rights or interest in our hedging activity or any positions we or any unaffiliated counterparty may take in connection with our hedging activity.

The hedging activity discussed above may adversely affect the value of the Notes from time to time. See “Risk Factors —The Issuer’s estimated value of the Notes on the Trade Date is less than the Issue Price of the Notes.” and “Risk Factors — There may be potential conflicts of interest between investors in the Notes and us and our affiliates and the Selling Agent and its affiliates.” in this pricing supplement for a discussion of these adverse effects.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Barclays Capital Inc., as the Selling Agent, and the Selling Agent has agreed to purchase from us the aggregate principal amount of the Notes specified on the front cover of this pricing supplement at $       per $1,000 of principal amount of the Notes, resulting in aggregate proceeds to us of $            . The Selling Agent will receive commissions from us of up to $      per $1,000 principal amount of the Notes, or up to $       of the aggregate principal amount of the Notes, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. In no event will the commissions received by the Selling Agent, which include selling concessions or fees to other dealers, exceed $15.00 per $1,000 principal amount of the Notes. The Selling Agent has informed us that such concessions may vary from dealer to dealer and that not all dealers will purchase or repurchase the Notes at the same concession. You can find more information in the section entitled “Supplemental Plan of Distribution” on page S-33 of the prospectus supplement.

The Notes will be offered from time to time in one or more negotiated transactions at varying prices to be determined at the time of each sale, which may be at market prices prevailing, at prices related to such prevailing prices or at negotiated prices; provided, however, that such price will not be less than $985.00 per $1,000 principal amount of the Notes or more than $1,000 per $1,000 principal amount of the Notes.

The Selling Agent has agreed to reimburse us for certain expenses relating to the offering in an amount up to $20,000.

We have entered or will enter into one or more hedging transactions in connection with this offering of Notes. See “Use of Proceeds; Hedging” above. In addition, from time to time, the Selling Agent and its affiliates have engaged and in the future may engage, in transactions with us and have performed, and in the future may perform, services for us for which they have been, and may be, paid customary fees. In particular, an affiliate of the Selling Agent is our swap counterparty for a hedge of our obligations under the Notes and will be paid customary fees in connection with such hedging.

In the future, the Selling Agent or any of its affiliates may repurchase and resell the offered Notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices.

The Selling Agent has advised us that, absent changes in market conditions, our creditworthiness or other relevant factors, the price, if any, at which the Selling Agent may initially buy or sell the Notes in the secondary market, if any, and the value that the Selling Agent may initially use for customer account statements, if provided at all, may exceed our estimated value on the Trade Date for a temporary period expected to be approximately 12 months after the Issue Date of the Notes, because the Selling Agent may, in its discretion, elect to effectively reimburse to investors a portion of the estimated cost of hedging the obligations under the Notes and other costs in connection with the Notes.  The Selling Agent will make such discretionary election and has determined the temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement the Selling Agent may have with the distributors of the Notes.  The amount of our estimated costs which the Selling Agent may effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and the Selling Agent may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the Notes based on changes in market conditions and other factors that cannot be predicted.

The Notes are a new issue of securities with no established trading market. We have been advised by the Selling Agent that the Selling Agent intends to make a market in the Notes, but it is not obligated to do so and may discontinue market making at any time for any reason without notice. No assurance can be given as to the liquidity or existence of any trading market for the Notes.

We may deliver the Notes against payment therefor on a date that is more than three business days after the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the Notes occurs more than three business days after the Trade Date, purchasers who wish to trade the Notes more than three business days prior to the Issue Date of the Notes will be required to specify alternative arrangements to prevent a failed settlement and should consult their own advisers in connection with that election.

US$

Lloyds Bank plc
fully and unconditionally guaranteed by
Lloyds Banking Group plc

Senior Floating Rate Notes Linked to the 30-Year Constant Maturity Swap Rate due March 27, 2024

Medium-Term Notes, Series A

______________________________

Pricing Supplement

(to prospectus dated June 7, 2013
and prospectus supplement dated June 7, 2013)
______________________________